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                            April 7, 2022

       Larry Wu
       Chairman and Chief Executive Officer
       GigaCloud Technology Inc.
       Unit A, 12/F, Shun Ho Tower
       24-30 Ice House Street
       Central
       Hong Kong

                                                        Re: GigaCloud
Technology Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted March 15,
2022
                                                            CIK No. 0001857816

       Dear Mr. Wu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted March 15, 2022

       Cover Page

   1. We note your amended disclosure in response to comment 1, but the disclosure does not fully comply with the
comment. Where you note that you are a Cayman Islands holding company, please also
disclose that you are not a Chinese or Hong Kong operating
                                                        company. In addition,
revise your disclosure to clarify that your corporate structure involves unique risks
to investors based on the fact that investors are purchasing equity securities in a Cayman
Islands holding company with operations conducted by your
                                                        subsidiaries based in
China and Hong Kong. In this regard, the current disclosure on your
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FirstName
GigaCloud LastNameLarry
             Technology Inc.Wu
Comapany
April       NameGigaCloud Technology Inc.
       7, 2022
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         prospectus cover page only indicates that your "corporate structure involves unique risks
         to investors" based on the fact that "they are purchasing equity securities in a Cayman
         Islands holding company." Please also acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Include similar disclosure in your risk factors and provide cross-
         references here to the specific risk factors that provide a detailed discussion of each of the risks facing the company and the offering as a result of this structure.
2. We note your amended disclosure in response to comment 2. Please further revise the prospectus cover page to specifically state that your operations in Hong Kong are subject to political and economic influence from the Chinese government. Please also include disclosure addressing how recent statements and regulatory actions by
China   s
         government related to China   s extension of authority into Hong Kong
have or may impact
         the company   s ability to conduct its business, accept foreign
investments, or list on a U.S.
         or other foreign exchange.
3.       We note your amended disclosure in response to comment 3, and reissue the
         comment. Please revise your disclosure in the third paragraph of your cover page and elsewhere as appropriate to use different defined terms for the holding company and its subsidiaries in the PRC and Hong Kong so that it is clear to investors which entity the disclosure throughout the document is referencing and which subsidiaries or entities are conducting the business operations. In revising your disclosure, you should refrain from
         using terms such as    we    or    our    when describing activities
or functions of a PRC or
         Hong Kong subsidiary, as you do in the current disclosure included in the third paragraph of the cover page and elsewhere throughout the filing. You should also revise the disclosure in the third paragraph of your cover page and elsewhere as appropriate to clarify whether you will refer to the subsidiaries that conduct your operations in China as
            PRC subsidiaries    and the subsidiary that conducts your
operations in Hong Kong as the
            Hong Kong subsidiary,    as you have elsewhere throughout the
filing.
4. We note your amended disclosure in response to comment 4. In addition to cash flows, please also quantify any transfers of other assets by type that have occurred between the holding company and its PRC and Hong Kong subsidiaries, and direction of transfer.
         Your disclosure should make explicitly clear if no such transfers have been made to date.
         In addition, please expand the disclosure to cover transfers, dividends, or distributions that have been made between the holding company and its PRC and Hong Kong subsidiaries, or to investors, during your fiscal year ended December 31, 2019. Further, please revise your disclosure to clarify whether any transfers, dividends, or distributions have been made between your former PRC-based VIE and the holding company, its subsidiaries and principal consolidated VIEs during your fiscal years ended December 31, 2019, and
         2020. As a related matter, please amend your disclosure to state that, to the extent cash in the business is in the PRC or a Hong Kong entity, and may need to be used to fund
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GigaCloud LastNameLarry
             Technology Inc.Wu
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         operations outside of the PRC or Hong Kong, the funds may not be available due to
         limitations placed by the Chinese government. Lastly, please make conforming revisions to the "Cash Transfers and Dividend Distribution" sub-section of your prospectus summary.
5. We note the disclosure included in the ninth paragraph of your cover page indicates
         that    Our Class A ordinary shares may be delisted under the HFCA Act if the PCAOB is
         unable to inspect auditors who are located in China.    Please revise
this paragraph to
         disclose that the Commission adopted rules to implement the Holding Foreign Companies
         Accountable Act and that the United States Senate has passed the Accelerating Holding
         Foreign Companies Accountable Act, and discuss the related inspection timeframes under both Acts, as you do on pages 12-13 and 73.
Prospectus Summary
Summary of Risk Factors
Risks Related to Doing Business in China, page 8

6. We note your amended disclosure in response to comment 5. However, your amended disclosure does not fully comply with the comment. Please expand the fourth bullet point of this sub-section to clarify that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China- and Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. In addition, expand the second to last bullet point of this sub-section to clarify that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment not only in China-based issuers, but also in Hong Kong-based issuers, could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also describe the significant liquidity risks that your corporate structure and being based in
         Hong Kong and having the majority of your operations in China and Hong Kong, poses to investors. Finally, please provide cross-references to the specific risk factors that provide a detailed discussion of each risk included here.
Recent Regulatory Development
Cybersecurity Measures and Potential CSRC Filing For Overseas Listing, page 10

7. We note your amended disclosure in response to comment 6, and we reissue it as follows:

                Please ensure your discussion of permissions and approvals required to be obtained from Chinese authorities to offer the securities being registered to foreign investors also covers you and your Hong Kong subsidiary. In that light, please revise to use clearly stated definitions. In this regard, we note disclosure that "we are currently not required to file with the CAC for a cybersecurity review," "we are currently not required to make a filing with the CSRC," and "our PRC subsidiaries (i) are not
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FirstName
GigaCloud LastNameLarry
             Technology Inc.Wu
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              required to submit an application to the CAC, CSRC or any other
PRC authorities for
              the approval of this offering . . . ." In addition, please affirmatively state whether you
              or your Hong Kong subsidiary are covered by permissions requirements from the
              China Securities Regulatory Commission (CSRC), Cyberspace Administration of
              China (CAC) or any other PRC authorities, and state affirmatively whether you and your Hong Kong subsidiary have received all requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you believe that you and your Hong Kong subsidiary are not subject to such permissions requirements, please disclose the basis for your belief that such permissions are not required.

                Please revise your disclosure to clearly distinguish between each of the three scenarios of consequences in our prior comment to you and your investors. Please ensure that you address the consequences, if any, for you, your Hong Kong subsidiary, and your PRC subsidiaries in each scenario.

         As applicable, please make conforming revisions to your Risk Factors.
8. Please indicate to what extent, if any, you are relying upon your opinion of your "PRC
         Legal Counsel" to make conclusions with respect to all permissions and approvals necessary to operate your business and offer the securities being registered to foreign investors. In this regard, we note that your disclosure only references PRC Legal Counsel in the context of M&A Rules; however, the legal opinion filed as
Exhibit 99.2 adopts as
         its opinion the disclosure summarizing matters of PRC Law throughout your registration statement.
9. We note your amended disclosure in response to comment 7, and your belief that your
         "PRC subsidiaries are not subject to such record-filing requirements with the NDRC and
         MOFCOM under the Measures for the Security Review of Foreign Investment." Please
         also affirmatively state whether you believe that you or your Hong Kong subsidiary are subject to these measures. Additionally, if you do not believe that you and such entity are subject to these measures, please explain why. As applicable, make conforming revisions to the disclosure in your risk factors.
10. We note your disclosure that, "As the Draft Overseas Listing Rules have not been enacted, we are currently unaffected and we believe that we are currently not required to make a filing with the CSRC for this offering and listing under the Draft Overseas Listing
         Rules." Please also affirmatively state whether you believe that you, your Hong Kong subsidiary, and/or your PRC subsidiaries would be subject to the CSRC s Draft Overseas
         Listing Rules if they were enacted before the completion of this offering and listing. To the extent you do not believe you and such entities would be subject to this regulation if it were enacted before the completion of this offering and listing, please explain why.
         Lastly, please revise your disclosure in this section to explain why you believe CSRC approval under the M&A Rules is not required in the context of this offering, as you do on pages 55 and 147.
 Larry Wu
GigaCloud Technology Inc.
April 7, 2022
Page 5
Risk Factors
Risks Related to Doing Business in China
The PRC government may exercise significant oversight and discretion over . . .., page 52

11. We note the additional disclosure you have provided in response to comment 9. Please revise the body of your disclosure in this risk factor to specifically highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Please make conforming changes to the risk factor disclosure on page 55. In addition, we note your disclosure on page 53 that "the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities by, and foreign investment in, companies with operations in the PRC." Please revise this disclosure to clarify that the PRC government's intent to exert more oversight and control applies not only to companies with operations in the PRC, but also to Hong Kong-based issuers.
         Finally, please acknowledge the risk that any such action by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- and Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 120

12. The disclosure here appears to repeat information already provided in the statement of cash flows. Please provide a quantitative and qualitative analysis of the reasons underlying changes in operating cash flows from period to period. Refer to Item 5 of
FirstName LastNameLarry Wu
       Form 20-F, in particular instruction 9 to instructions to Item 5, section III.D of Release
Comapany    NameGigaCloud
       No. 33-6835,          Technology
                     section IV.B.1       Inc. No. 33-8350 and Release No.
33-10890 for
                                     of Release
April 7,guidance.
         2022 Page 5
FirstName LastName
 Larry Wu
FirstName
GigaCloud LastNameLarry
             Technology Inc.Wu
Comapany
April       NameGigaCloud Technology Inc.
       7, 2022
April 67, 2022 Page 6
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FirstName LastName
       You may contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Benjamin Su